UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SHUFFLE MASTER, INC.
(Name of Subject Company (Issuer))

SHUFFLE MASTER, INC. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

1.25% Contingent Convertible Notes Due 2024
(Title of Class of Securities)

825549AB4
(CUSIP Numbers of Class of Securities)

Jerome R. Smith, Esq.
Executive Vice President, General Counsel and Corporate Secretary
1106 Palms Airport Drive
Las Vegas, Nevada 89119-3730
(702) 897-7150
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Kirk A. Davenport, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Phone: (212) 906-1200
Fax: (212) 751-4864

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$30,447,113	$1,699

*                                         For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.25% Contingent Convertible Senior Notes Due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding. As of March 19, 2009, there was $30,258,000 aggregate principal amount outstanding and $189,112.50 interest due to be paid on April 15, 2009, resulting in an aggregate purchase price of $30,447,113.

**                                  The amount of the filing fee equals $55.80 per $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,699	Filing Party:	Shuffle Master, Inc.
Form or Registration No.:	SC TO-I	Date Filed:	March 20, 2008

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Shuffle Master, Inc. (the “Company” or “Shuffle Master”), a Minnesota corporation, with respect to the right of each holder (the “Holder”) of the 1.25% Contingent Convertible Notes due 2024 (the “Notes”) to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Notice to Holders of 1.25% Contingent Convertible Notes due 2024, dated March 19, 2009 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

Amendment No. 1 is the final amendment to Schedule TO-I.

Item 4.                                   Terms of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The Put Option expired at 12:00 midnight, New York City time, on Wednesday, April 15, 2009 (the “Expiration Date”). On April 16, 2009, Shuffle Master announced the acceptance for purchase of all outstanding Notes that were validly tendered and not withdrawn as of the Expiration Date. Based on final information provided to Shuffle Master by Wells Fargo Bank, National Association, the paying agent, $30,250,000 aggregate principal amount of Notes, representing approximately 99.97% of the aggregate principal amount of the outstanding Notes prior to the Put Option, were validly tendered and accepted for purchase in the Put Option, at a purchase price of $1,000 per $1,000 principal amount of Notes. Shuffle Master made its regularly scheduled interest payment on April 15, 2009. Accordingly, there is no accrued and unpaid interest remaining through the date of purchase. The aggregate consideration for the accepted Notes of $30,250,000 will be delivered promptly to tendering holders by the paying agent. The full text of Shuffle Master’s press release, dated April 16, 2009, announcing the expiration and results of the Put Option is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 12.                            Exhibits.

Item 12 is hereby amended and restated as follows:

Exhibit Number	Description of Document
(a)(1)(A)*	Company Notice to Holders of 1.25% Contingent Convertible Notes due 2024, dated March 19, 2009.
(a)(1)(B)*	Form of Substitute Form W-9.
(a)(5)(B)*	Press Release Regarding Put Option, dated March 19, 2009.
(a)(5)(C)**	Press Release Regarding Completion of Put Option, dated April 16, 2009.
(b)	Not applicable.
(d)(1)

Indenture, dated as of April 21, 2004, between Shuffle Master, Inc. and Wells Fargo Bank, N. A. relating to the 1.25% Contingent Convertible Senior Notes due 2024 (incorporated by reference to exhibit 10.6 to our Quarterly Report on

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Form 10-Q for the quarter ended April 30, 2004).
(g)	Not Applicable.
(h)	Not Applicable.

*                                         Previously filed with Schedule TO-I.

**                                  Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Shuffle Master, Inc.

By:	/s/ COREEN SAWDON

Name: Coreen Sawdon
	Title:	Senior Vice President, Chief Accounting Officer and Acting Chief Financial Officer

Dated: April 16, 2009

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INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Company Notice to Holders of 1.25% Contingent Convertible Notes due 2024, dated March 19, 2009.
(a)(1)(B)*	Form of Substitute Form W-9.
(a)(5)(B)*	Press Release Regarding Put Option, dated March 19, 2009.
(a)(5)(C)**	Press Release Regarding Completion of Put Option, dated April 16, 2009.
(b)	Not applicable.
(d)(1)

Indenture, dated as of April 21, 2004, between Shuffle Master, Inc. and Wells Fargo Bank, N. A. relating to the 1.25% Contingent Convertible Senior Notes due 2024 (incorporated by reference to exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).

(g)	Not Applicable.
(h)	Not Applicable.

*                                         Previously filed with Schedule TO-I.

**                                  Filed herewith.

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